SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

LogicMark, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67091J503

(CUSIP Number)

The Winvest Investment Fund Management Corp.

Skyline Tower 10900 NE 4th St, Floor 23

Bellevue, WA 98004

Attention: Jourdan Matthews

Telephone: (425) 331-9885

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67091J503

1.	Names of Reporting Person

The Winvest Investment Fund Management Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	4,074,587[1]
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	4,074,587[1]
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Such Reporting Person

4,074,5871

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

9.0%1,2

14.	Type of Reporting Person (See Instructions)

CO

1 This information is given as of the close of business on November 12, 2024, the filing date of this Amendment No. 3 to Schedule 13D.

2 As of November 12, 2024, the Reporting Persons are relying upon the Issuer’s statements in the October 29 Letter as to the number of shares of Common Stock outstanding as of the dates relevant to this Schedule 13D (as amended). Accordingly, this percentage ownership (9.0%) is based on 45,352,789 shares of Common Stock outstanding from and after October 24, 2024, as disclosed by the Issuer in the October 29 Letter. See also the Explanatory Note hereto.

Page 2 of 6 Pages

CUSIP No. 67091J503

1.	Names of Reporting Person

Mr. Jourdan Matthews

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	4,074,587[1]
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	4,074,587[1]
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Such Reporting Person

4,074,5871

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

9.0%1,2

14.	Type of Reporting Person (See Instructions)

IN

Page 3 of 6 Pages

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3” or this “Statement”) is being filed with respect to the beneficial ownership of Common Stock, par value $0.0001 per share (the “Common Stock”), of LogicMark, Inc. (the “Issuer”). This Amendment No. 3 supplements Item 4, and amends and restates in its entirety Item 5, of the Schedule 13D originally filed on October 18, 2024 (the “Original 13D”), as amended by Amendment No. 1 thereto filed on October 29, 2024 (“Amendment No. 1”) and Amendment No. 2 thereto filed on October 30, 2024 (“Amendment No. 2”).

ITEM 4.	Purpose of Transaction.

As of November 12, 2024:

•	the Reporting Persons are relying upon the Issuer’s statements in the October 29 Letter as to the number of shares of Common Stock outstanding as of the dates relevant to this Schedule 13D (as amended), as detailed in Item 5 below;

•	the Reporting Persons do not currently intend to: (x) communicate with the Issuer’s board of directors and management regarding the Issuer’s business, strategies and operations; or (y) seek to elect the members of the Issuer’s board of directors; and

•	the Reporting Persons currently intend to sell some or all of the shares of Common Stock currently held by them as they deem advisable in light of their general investment and trading policies, market conditions or other factors.

ITEM 5.	Interest in Securities of the Issuer.

(a)       The percentages set forth below are based on the Issuer’s statements in the October 29 Letter as to the number of shares of Common Stock outstanding as of the dates relevant to this Schedule 13D (as amended), as follows: (x) 28,170,621 shares outstanding as of October 9, 2024; (y) 41,472,789 shares outstanding as of October 18, 2024; and (z) 45,352,789 shares outstanding as of October 24, 2024 and thereafter. The percentages set forth below supersede the percentages set forth in the Original 13D, Amendment No. 1 and/or Amendment No. 2.

As of the end of business on October 9, 2024 (the Event Date of the Original 13D), Winvest directly owned 945,700 shares of Common Stock, representing 3.4% of all of the outstanding shares of Common Stock.

As of the end of business on October 18, 2024 (the filing date of the Original 13D), Winvest directly owned 4,074,587 shares of Common Stock, representing 9.8% of all of the outstanding shares of Common Stock.

As of the end of business on October 25, 2024 (the Event Date of Amendment No. 1), October 29, 2024 (the filing date of Amendment No. 1 and the Event Date of Amendment No. 2), October 30, 2024 (the filing date of Amendment No. 2) and November 12, 2024 (the Event Date and the filing date of this Amendment No. 3), Winvest directly owned/owns 4,074,587 shares of Common Stock, representing 9.0% of all of the outstanding shares of Common Stock.

Page 4 of 6 Pages

Mr. Matthews, as the sole stockholder, sole director and the President of Winvest, may be deemed to beneficially own the shares of Common Stock owned directly by Winvest; Mr. Matthews disclaims beneficial ownership thereof.

At all times from and after October 9, 2024 (the Event Date of the Original 13D), Mr. Matthews has not directly owned any shares of Common Stock.

(b)       Winvest has, and Mr. Matthews may be deemed to have, the sole power to vote or direct the vote of and to dispose or direct the disposition of the shares of Common Stock reported herein.

(c)       No transactions in the Common Stock have been effected by the Reporting Persons since the filing date of Amendment No. 2 to this Schedule 13D.

(d)       Not applicable.

(e)       Not applicable.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: November 12, 2024

The Winvest Investment Fund Management Corp.

By:	/s/ Jourdan Matthews

Name: Jourdan Matthews

Title: President

/s/ Jourdan Matthews

Jourdan Matthews

Page 6 of 6 Pages